March 24, 2015

Melissa N. Rocha
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    Cardinal Ethanol, LLC
Form 10-K for the Year Ended September 30, 2014
Filed November 25, 2014
Definitive Proxy Statement on Schedule 14A
Filed December 22, 2014
File No. 0-53036

Dear Ms. Rocha:

We are in receipt of your letter dated March 17, 2015 providing comments on our Form 10-K for the year ended September 30, 2014 and our Definitive Proxy Statement on Schedule 14A ("Proxy Statement"). We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.

Definitive Proxy Statement on Schedule 14A filed December 22, 2014

Executive Compensation, page 15

Compensation Committee Procedures, page 16
Base Salary, page 15

1.    We note that the compensation committee, in determining the long-term incentive component of the chief executive officer's compensation, considers, among other factors, "the value of similar awards to chief executive officers of comparable companies...." We also note that base salaries for your executive officers take "into account competitive market compensation paid by comparable companies for similar positions." Please advise us whether you engaged in benchmarking to determine compensation. If so, please confirm to us that in future filings you will list the component companies used in the benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Please show us supplementally how you will present such disclosure in future filings. See Item 402(b)(l)(v) and (b)(2)

(xiv) of Regulation S-K.

RESPONSE:

We participate in a benchmarking survey conducted by a third party specifically for the ethanol industry in the United States and Canada. The third party then provides us with survey results that include information provided by other plants that participate in the survey. The survey allows us to select plants for comparison that are of similar production capacity and technology as ours and obtain a range of compensation paid by those plants to their executives. This compensation information is one factor considered by the compensation committee in setting compensation for our chief executive officer and other executives. It considers other factors too, as described in the proxy statement. The third party that conducts the survey keeps the participants confidential; therefore we are unable to provide a list of those participants in our future filings.

Summary Compensation Table, page 17

2.    We note that you have included the amount paid under the performance-based portion of your compensation in the "Bonus" column of the summary compensation table as opposed to the "Non-Equity Incentive Plan Compensation" column. Please note that earnings for services performed pursuant to awards under non-equity incentive plans are to be reported in the "Non-Equity Incentive Plan Compensation." Please report such awards in this column in future filings, or, in the alternative, please tell us why you believe it is appropriate to report the awards in the "Bonus" column.

RESPONSE:

We will report earnings for services performed pursuant to awards under non-equity incentive plans in the "Non-Equity Incentive Plan Compensation" column in future filings.

Proxy Card

3.    We note proposal two on the proxy card. In future filings, please ensure that the proxy card clearly indicates that members are being asked to vote, on an advisory basis, to approve executive compensation. For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations available on the Commission's website.

RESPONSE:

We will ensure in future filings that the proxy card clearly indicates that members are being asked to vote, on an advisory basis, to approve executive compensation.

In connection with our response to the comments contained in the Commission's letter dated March 17, 2015, our management hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William Dartt

William Dartt
Chief Financial Officer